Logistic Properties of the Americas Appoints Eduardo Nakash as Mexico Country Manager

San Jose, Costa Rica – July 10, 2025 - Logistic Properties of the Americas (NYSE American: LPA) ("LPA" or the "Company") announced today the appointment of Eduardo Nakash as its Country Manager for Mexico. This strategic hire reinforces the Company’s commitment to establishing a strong local presence in Mexico and capitalizing on the opportunities presented by the country’s expanding logistics and industrial real estate sector on both regional and global levels.

Mr. Nakash brings extensive experience to LPA, with over 18 years of experience in real estate investment, development, and strategic consulting across Latin America. As Country Manager, he is expected to oversee the launch and leadership of LPA’s operations in Mexico driving the execution of the Company’s growth strategy in this vital market. His role includes identifying and developing new opportunities to build a core property portfolio and position LPA as a competitive force within Mexico’s dynamic logistics landscape. With a proven track record in executing high-value real estate projects, Mr. Nakash’s expertise will be key to LPA’s efforts to meet the increasing demand for modern, efficient logistics infrastructure in the region.

“Eduardo brings the perfect mix of institutional expertise and entrepreneurial spirit to our company,” said Esteban Saldarriaga, CEO of LPA. “His extensive understanding of Mexico’s logistics and industrial real estate sector, along with his leadership abilities, will be instrumental in strategically expanding our presence and operations in one of Latin America’s most significant and well-established markets. Eduardo will play a pivotal role in driving the success of our vertically integrated platform’s client-focused approach in Mexico.”

“I am thrilled to join a world-class company like LPA and lead its market entry and initial operations in Mexico," said Mr. Nakash. "I strongly believe in LPA's clear long-term vision and share the management team’s excitement about the vast potential of Mexico’s logistics sector. I look forward to working with the team to achieve operational excellence and deliver exceptional results in Mexico to solidify LPA's strong position as a US-listed, cross-border real estate solutions provider in Latin America.”
Prior to joining LPA, Mr. Nakash held leadership roles at MiRA and Evercore, where he led the origination, analysis, and structuring of real estate investments. He also played a key role in major equity offerings and capital raises within Mexico’s real estate sector. More recently, he served as managing director of REED, a regional real estate advisory firm that he founded, which specializes in capital raising, financing and the acquisition and divestment of various real estate assets. Eduardo holds a bachelor’s degree in industrial engineering from ITAM in Mexico and an MBA from The Wharton School of the University of Pennsylvania.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2025, LPA’s operating and development portfolio comprises 33 logistics facilities in Costa Rica, Colombia and Peru, totaling approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made.

Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com